 SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 Commission File Number 1-1767 ------ NOTIFICATION OF LATE FILING (Check One): [ ] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q [_] Form N-SAR For Period Ended: September 30th, 2001 -------------------- [_] Transition Report on Form 10-K [_] Transition Report on Form 20-F [_] Transition Report on Form 11-K [_] Transition Report on Form 10-Q [_] Transition Report on Form N-SAR For the Transition Period Ended:______________________________________ Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________ PART I REGISTRANT INFORMATION Full name of registrant: GLOBAL DECS CORP. ----------------- Former name if applicable: GOLD CHAIN MINING COMPANY ------------------------- Address of principal executive office (Street and number) 836 Prospect Street, Suite 2B -------------------------- City, state and zip code La Jolla, CA 92037 --------------------------- PART II RULE 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) | (a) The reasons described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or | expense; | | (b) The subject annual report, semi-annual report, transition report | on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will [X] | be filed on or before the 15th calendar day following the | prescribed due date; or the subject quarterly report or | transition report on Form 10-Q, or portion thereof will be filed | on or before the fifth calendar day following the prescribed due | date; and | | (c) The accountant's statement or other exhibit required by Rule | 12b-25(c) has been attached if applicable. PART III NARRATIVE State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) Counsel does not expect to receive the unaudited financial statements by November 14, 2001. We will have the 10-QSB filed within the 5 calendar day extension, or by November 19, 2001. PART IV OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification Carlos M. Chavez, Esq. (801)596-2267 --------------------------------------------------------------------------- (Name) (Area Code) (Telephone Number) (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. GOLD CHAIN MINING COMPANY, INC. -------------------------------------------------------------------------------- (Name of Registrant as Specified in Charter) Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized. Date November 14th, 2001 By /s/ C.M. Chavez ------------------- ----------------------------------------- Corp. Cousel / Registered Agent ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001). GENERAL INSTRUCTIONS 1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934. 2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files. 3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered. 4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification. 5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.